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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                         HELENE CURTIS INDUSTRIES, INC.
                           (Name of Subject Company)

                       CONOPCO ACQUISITION COMPANY, INC.
                                 CONOPCO, INC.
                                 UNILEVER N.V.
                                   (Bidders)

                              -------------------
                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)
                              -------------------
                                   423236108
                     (CUSIP Number of Class of Securities)
                              -------------------
                            RONALD M. SOIEFER, ESQ.
                                 VICE PRESIDENT
                                 CONOPCO, INC.
                                390 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 888-1260
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                              -------------------

                                    COPY TO:
                             ALLEN FINKELSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                              -------------------
                               FEBRUARY 13, 1996
        (Date of Event Which Requires Filing Statement on Schedule 13D)
                              -------------------

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE

             $582,314,740                               $116,463


  * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 8,318,782 shares of Common Stock, par value $.50 per share, of the Company (the "Shares"). Such number of Shares represents all the Shares outstanding as of February 5, 1996, plus the number of Shares issuable upon the exercise of all options, plus the number of Shares issuable upon conversion of shares of Class B Common Stock, par value $.50 per share, of the Company (the "Class B Shares") that are not subject to the Stockholder Agreement.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


        Amount Previously Paid:      N/A        Filing Party:    N/A
        Form or Registration No.:    N/A        Date Filed:      N/A


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                               Page 1 of 9 pages
                            Exhibit Index on page 9

                                 14D-1 AND 13D

 CUSIP
NO. 423236108                                                  PAGE 2 OF 9 PAGES


   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CONOPCO ACQUISITION COMPANY, INC.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /

                                                                       (b) / /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         AF

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                    / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,774,106 CLASS B SHARES

   8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             / /

   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 91.1% OF THE CLASS B SHARES OUTSTANDING AS OF FEBRUARY 5, 1996*

  10     TYPE OF REPORTING PERSON
         CO

* See footnote on page 4.

                               Page 2 of 9 Pages
                            Exhibit Index on Page 9

                                 14D-1 AND 13D

 CUSIP
NO. 423236108                                                  PAGE 3 OF 9 PAGES

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CONOPCO, INC. (13-1840427)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /

                                                                         (b) / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         AF

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                      / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,774,106 CLASS B SHARES

   8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             / /

   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 91.1% OF THE CLASS B SHARES OUTSTANDING AS OF FEBRUARY 5, 1996*

  10     TYPE OF REPORTING PERSON
         CO

* See footnote on following page.

                               Page 3 of 9 Pages
                            Exhibit Index on Page 9

                                 14D-1 AND 13D

 CUSIP
NO. 423236108                                                  PAGE 4 OF 9 PAGES


   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UNILEVER N.V.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /

                                                                         (b) / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         WC,OO
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
                                                                             / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         THE NETHERLANDS

   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,774,106 CLASS B SHARES

   8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             / /

   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 91.1% OF THE CLASS B SHARES OUTSTANDING AS OF FEBRUARY 5, 1996*

  10     TYPE OF REPORTING PERSON

         CO


* The Purchaser and Parent (each as defined herein) have entered into a Stockholder Agreement dated as of February 13, 1996 (the "Stockholder Agreement"), with each of Ronald J. Gidwitz, HCI Partnership, an Illinois general partnership, and Gidwitz Family Partnership, an Illinois general partnership (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders have granted to the Purchaser an irrevocable option to purchase, and upon the purchase of any Shares pursuant to the Offer (as defined herein) the Purchaser has agreed to purchase, the Class B Shares owned of record by the Selling Stockholders at a price per Class B Share of $70.00 in cash. Pursuant to the Stockholder Agreement, the Selling Stockholders have also agreed that, among other things, until February 13, 1997, such Selling Stockholders will not transfer the Class B Shares subject to the Stockholder Agreement and will vote such Class B Shares in favor of the Merger (as defined herein) and against certain competing transactions.

                               Page 4 of 9 Pages
                            Exhibit Index on Page 9

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser, Parent and Unilever of beneficial ownership of the Class B Shares subject to the Stockholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Helene Curtis Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 325 North Wells Street, Chicago, Illinois 60610.

    (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $70.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period since January 1994 is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)--(d), (g) This Schedule 14D-1 is being filed by Conopco Acquisition Company, Inc., a Delaware corporation (the "Purchaser"), Conopco, Inc., a New York corporation ("Parent"), and Unilever N.V., a Dutch company ("Unilever"). The Purchaser is a wholly owned subsidiary of Parent, which is a direct subsidiary of Unilever United States, Inc., a Delaware Corporation ("UNUS"). UNUS is directly owned 75% by Unilever and 25% by Unilever PLC, a company organized under the laws of England and Wales. Information concerning the principal business and the address of the principal offices of the Purchaser, Parent, UNUS and Unilever is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and Unilever") of the Offer to Purchase and is incorporated herein by reference.

    (e) and (f) During the last five years, none of the Purchaser, Parent or Unilever, or any of their respective executive officers or directors, or UNUS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The

                               Page 5 of 9 Pages
                            Exhibit Index on Page 9

Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)--(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and Unilever") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and Unilever"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

                               Page 6 of 9 Pages
                            Exhibit Index on Page 9

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of February 13, 1996, among the Purchaser, Parent and the Company, the Stockholder Agreement dated as of February 13, 1996, among the Purchaser, Parent, Ronald J. Gidwitz, HCI Partnership and Gidwitz Family Partnership, and the Confidentiality Agreement dated November 30, 1995, between the Company and Unilever PLC, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1), (c)(2) and (c)(3), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)       Offer to Purchase.

     (a)(2)       Letter of Transmittal.

     (a)(3)       Notice of Guaranteed Delivery.

     (a)(4)       Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(5)       Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
                  Other Nominees.

     (a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.

     (a)(7)       Form of Summary Advertisement dated February 20, 1996.

     (a)(8)       Text of Press Release dated February 13, 1996, issued by UNUS.

     (b)          None.

     (c)(1)       Agreement and Plan of Merger dated as of February 13, 1996, among the
                  Purchaser, Parent and the Company.

     (c)(2)       Stockholder Agreement dated as of February 13, 1996, among the Purchaser,
                  Parent, Ronald J. Gidwitz, HCI Partnership and Gidwitz Family Partnership.

     (c)(3)       Confidentiality Agreement dated November 30, 1995, between the Company and
                  Unilever PLC.

     (d)          None.

     (e)          Not applicable.

     (f)          None.

                               Page 7 of 9 Pages
                            Exhibit Index on Page 9

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1996

                                          CONOPCO ACQUISITION COMPANY, INC.,

                                          By  /s/ THOMAS J. HOOLIHAN
                                             ...................................
                                             Name: Thomas J. Hoolihan
                                            Title: Secretary

                                          CONOPCO, INC.,

                                          By  /s/ THOMAS J. HOOLIHAN
                                             ...................................
                                             Name: Thomas J. Hoolihan

                                             Title: Secretary

                                          UNILEVER N.V.,

                                          By  /s/ STEPHEN G. WILLIAMS
                                             ...................................
                                             Name: Stephen G. Williams
                                             Title: Secretary

                               Page 8 of 9 Pages
                            Exhibit Index on Page 9

                                 EXHIBIT INDEX

EXHIBIT                                                                                PAGE
NUMBER                                  EXHIBIT NAME                                  NUMBER
-------  --------------------------------------------------------------------------   ------

(a)(1)   Offer to Purchase.........................................................

(a)(2)   Letter of Transmittal.....................................................

(a)(3)   Notice of Guaranteed Delivery.............................................

(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.....

(a)(5)   Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
         Other Nominees............................................................

(a)(6)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.......................................................

(a)(7)   Form of Summary Advertisement dated February 20, 1996.....................

(a)(8)   Text of Press Release dated February 13, 1996, issued by UNUS.............

(b)      None

(c)(1)   Agreement and Plan of Merger dated as of February 13, 1996, among the
         Purchaser, Parent and the Company.........................................

(c)(2)   Stockholder Agreement dated as of February 13, 1996, among the Purchaser,
         Parent, Ronald J. Gidwitz, HCI Partnership and Gidwitz Family
         Partnership...............................................................

(c)(3)   Confidentiality Agreement dated November 30, 1995, between the Company and
         Unilever PLC..............................................................

(d)      None......................................................................

(e)      Not applicable............................................................

(f)      None......................................................................

                               Page 9 of 9 Pages
                            Exhibit Index on Page 9